Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-3 and related Prospectus of The Hain Celestial Group, Inc. and Subsidiaries for the registration of 1,558,442 shares of its common stock and to the incorporation by reference therein of our reports dated August 31, 2009, with respect to the consolidated financial statements and schedule of The Hain Celestial Group, Inc. and Subsidiaries, and the effectiveness of internal control over financial reporting of The Hain Celestial Group, Inc. and Subsidiaries, included in its Annual Report (Form 10-K) for the year ended June 30, 2009 filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Jericho, New York

August 4, 2010